

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2018

Frank P. Marino
Vice President and Chief Financial Officer
Tucson Electric Power Company
88 E. Broadway Boulevard
Tucson, Arizona, 85701

> **Re: Tucson Electric Power Company**
> **Registration Statement on Form S-1**
> **Filed September 14, 2018**
> **File No. 333-227356**

Dear Mr. Marino:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products